Exhibit 99.1
Sify Technologies Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.
NOTICE
NOTICE is hereby given that the Twelfth Annual General Meeting of the Company will be held on Monday, September 29, 2008 at 11.00 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Canal Bank Road, Taramani, Chennai — 600 113, India.
Ordinary Business
1.	To receive, consider and adopt the audited Balance Sheet as of March 31, 2008 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2008.

2.	To appoint a Director in the place of Mr Raju Vegesna, Director, who retires by rotation, and being eligible, offers himself for reappointment.

3.	To appoint a Director in the place of Dr S K Rao, Director, who retires by rotation, and being eligible, offers himself for reappointment.

4.	To reappoint M/s BSR & Co., Chartered Accountants, Chennai, as the Statutory Auditors to hold office from the conclusion of the Twelfth Annual General Meeting till the conclusion of the Thirteenth Annual General Meeting on a remuneration to be determined by the Audit Committee / Board of Directors in consultation with the Auditors, which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Audit Committee / Board of Directors.
By Order of the Board
For Sify Technologies Limited

Hyderabad August 29, 2008	V Ramasubramanian Company Secretary
Note:
A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote on his behalf and such proxy need not be a member of the Company. Proxies, in order to be effective, must be received by the Company not less than 48 hours before the commencement of the meeting.